SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: April 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F   ☒    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes  ☐     No    ☒

This report on Form 6-K contains:

-	Adecco SA: Media Release (23 April 2004) on (i) appointment of Jim Fredholm as new CFO and (ii) sale of jobpilot (on-line jobboard) to Monster

MEDIA RELEASE

Jim Fredholm appointed Chief Financial Officer of Adecco Group

Chéserex, Switzerland, April 23, 2004: The Company is pleased to announce the appointment of Jim Fredholm as Group Chief Financial Officer of the Adecco Group, with effect from 1 June 2004. He will join Adecco from Deutsche Post World Net (“DPWN”), where he served for seven years, most recently as Managing Director of the STAR Program, the Company’s group-wide value creation program, and Global Integration Officer of DHL.

Jérôme Caille, Chief Executive Officer of the Adecco Group, said: “We are delighted Jim Fredholm will be joining Adecco as Group Chief Financial Officer. We believe his strong background in accounting, finance and controls acquired in several large global service companies will be invaluable in helping us to emerge from recent events a stronger company.”

After qualifying as a certified public accountant in the US with Ernst + Whinney, Fredholm, 51 years old, started his professional career as European Controller with Datapoint and occupied similar positions within other technology companies in Germany, the UK and the USA. Between 1987 and 1997, he worked in senior financial positions based in London for several British companies including Grand Metropolitan and Somerfield, before moving to Switzerland to join DANZAS as the Chief Financial Officer from 1997 until 2002.

Fredholm played a key role in supporting the strategic development of this former Swiss quoted global logistics and freight forwarding company. Acquired by Deutsche Post in 1999 the Danzas Group undertook three major acquisitions in Europe and the USA, resulting in a 300% revenue increase by 2002 to €9bn. With the decision to integrate the Danzas Group into DHL in 2002, Fredholm’s appointment as Managing Director of STAR positioned him to lead the global DHL integration process.

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About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 600,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised consulting and project management businesses and LHHCareer Services encompasses our portfolio of outplacement and coaching.

Adecco SA	Page 1 of 2	April 23, 2004

Adecco S.A. is registered in Switzerland and its shares (ISIN: CH0012138605) are listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris—Premier Marche (EURONEXT: ADE).

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements invlove risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time and costs necessary to complete the independent inquiry and the results of that investigation and related govermental inquiries, and the effect of the results of the investigations on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 29, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Additional information is available at the Company’s website at www.adecco.com

About Deutsche Post World Net

Deutsche Post World Net (DPWN) is one of the worldwide leading players in international logistics, parcel service, airfreight, and global air express. With its high-calibre brands Deutsche Post, DHL and Postbank, DPWN now serves millions of business customers worldwide. In 2003 the group posted an EBITA of almost 3 bn euros on revenue of more than 40 bn euros. DPWN has some 380,000 employees.

About STAR

The STAR program was established at the end of 2002 as the groupwide value enhancement initiative of Deutsche Post World Net. Since its launch it has delivered total contributions to earnings of Eur 423 million, due in particular to organisational improvements at DHL, ongoing IT and network optimisation and the successful restructuring of the Group’s purchasing activities.

Enquiries

Adecco media centre: +41 1 878 8888

Adecco SA	Page 2 of 2	April 23, 2004

MEDIA RELEASE

Adecco Announces Sale of jobpilot to Monster Worldwide

Chéserex, Switzerland, April 23, 2004: The Board of Directors (the “Board”) of Adecco S.A. (“Adecco”) announces that the Company has completed the sale of 100% of the issued and outstanding share capital of jobpilot GmbH (“jobpilot”) to Monster Worldwide Inc. (“Monster”) for a total purchase price of €74.5 million net of cash disposed. As consideration, Adecco has received one million Monster shares valued at approximately €23.4m and €51.1m in cash. As a result of the sale, Adecco will record a book gain of approximately €20m in the second quarter of 2004.

The Board decided last year to review strategic alternatives for jobpilot after recognizing that a jobsite was more suited to an interactive company than to Adecco’s core staffing business. The Company developed AdeccoWeb, its on-line recruitment and placement capability, as an integrated part of its staffing business.

Chief Executive Officer Jérôme Caille said, “We purchased jobpilot to complement our staffing services offering. As the business model evolved more towards interactive services, we made a decision to sell the business, in parallel with the staffing industry who have also disposed of their jobsite businesses. Indeed, Monster arrived at a similar conclusion through spinning-off its staffing businesses and focusing on developing its on-line businesses.”

Caille further added, “Monster represents a good home for the business to continue to pursue its growth strategy, and jobpilot management are fully supportive of the sale.”

Founded in 1995, jobpilot is a leading European on-line job-board with operations in 11 countries. Adecco acquired the business in May 2002 for approximately €60m net of €12m cash acquired. jobpilot reported unaudited net sales of €26.9m in 2003.

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Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based on information available to Adecco S.A. (the “Company”) as of the date of this release, and we assume no duty to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the outcome of the independent investigation on behalf of the Audit and Finance Committee of the Company’s Board of Directors or of investigations by governmental agencies or stock exchanges; the pace of economic recovery in various regions and the demand for temporary staffing; the impact and result of any litigation (including private litigation); any adverse developments in existing commercial relationships, disputes or legal proceedings; volatility of the Company’s stock price; intense competition in the markets in which the Company competes; and negative reactions from the Company’s stockholders, creditors or vendors with respect to any of the foregoing matters.

Adecco SA	Page 1 of 2	April 23, 2004

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 29, 2002, and other reports filed with or submitted to the U.S. Securities and Exchange Commission from time to time, for a further discussion of the factors and risks associated with our business.

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Following today’s sale, the Adecco Group comprises three Divisions, Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised consulting and project management businesses and LHHCareer Services encompasses our portfolio of outplacement and coaching.

Adecco S.A. is registered in Switzerland and its shares (ISIN: CH0012138605) are listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris—Premier Marche (EURONEXT: ADE).

Additional information is available at the Company’s website at www.adecco.com.

Enquiries:

Adecco media centre: +41 1 878 8888

Adecco SA	Page 2 of 2	April 23, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 23 April 2004	By:	/S/ Andres Cano

Andres Cano
Chief Financial Officer ad interim

Dated: 23 April 2004	By:	/S/ Hans R. Brütsch

Hans R. Brütsch
Corporate Secretary